Puda Coal, Inc
                                426 Xuefu Street
                            Taiyuan, Shanxi Province
                         The People's Republic of China
                         Telephone: 011 86 351 228 1300

                                 August 11, 2005

Ms. Babette Cooper
Staff Accountant
Mail Stop 3561
U.S. Securities and Exchange Commission 450 Fifth Street, N.W.
Washington D.C. 20549


         RE:      Purezza Group, Inc.
                  Item 4.01 Form 8-K/A
                  Filed August 2, 2005
                  File No. 333-85306

Dear Ms. Cooper,

      The purpose of this letter is to respond to your comment letter dated August 2, 2005 regarding the Form 8-K/A current report of Purezza Group, Inc., now called Puda Coal, Inc. (the "Company"), filed on August 2, 2005.

      The Company has revised the Form 8-K/A current report consistent with Item 304(a)(2)(8) of Regulation S-B as you suggested.

      As you requested, the Company hereby acknowledges that:

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

      o staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing, and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Thank you for your comments and your assistance regarding this matter.

                                    Very truly yours,

                                    Puda Coal, Inc.


                                    By:  /s/ Zhao Ming
                                         ----------------------------------
                                         Zhao Ming, Chief Executive Officer
                                         and President